Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 21
DATED NOVEMBER 28, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 21 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014, Supplement No. 8 dated July 2, 2014, Supplement No. 9 dated July 17, 2014, Supplement No. 10 dated August 1, 2014, Supplement No. 11 dated August 5, 2014, Supplement No. 12 dated August 8, 2014, Supplement No. 13 dated August 18, 2014, Supplement No. 14 dated September 3, 2014, Supplement No. 15 dated September 12, 2014, Supplement No. 16 dated September 16, 2014, Supplement No. 17 dated October 7, 2014, Supplement No. 18 dated October 9, 2014, Supplement No. 19 dated November 5, 2014, and Supplement No. 20 dated November 21, 2014. Unless otherwise defined in this Supplement No. 21, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Recent Acquisitions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No. 2.

On November 21, 2014, we acquired the following property. For purposes of this table, dollar amounts are stated in millions, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Economic Occupancy (3)	Physical Occupancy
The Landing at Ocean Isle Beach Ocean Isle, North Carolina	11/21/2014	53,220	$11.0	7.17%	$0.86	$17.17	13 years	94.5%	94.5%

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3)	As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

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The Landing at Ocean Isle Beach. On November 21, 2014, we acquired the first property in a portfolio of retail properties, together known as the Kite Portfolio, as described in Supplement No. 16. We indirectly acquired a fee simple interest in a 53,220 square foot retail center known as The Landing at Ocean Isle Beach, located in Ocean Isle, North Carolina. We purchased this property from Kite Realty Group Trust, an unaffiliated third party, for approximately $11 million, plus closing costs. We funded 100% of the purchase price paid at the closing with proceeds from our offering.

The property was constructed in 2009. As of November 28, 2014, The Landing at Ocean Isle Beach was 94.5% occupied and leased to 6 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 13 years. There is one tenant occupying greater than 10% of the total gross leasable area of the property. Lowe’s Foods, a grocery store, leases 41,982 square feet, or approximately 79% of the total gross leasable area of the property, and pays annual base rent of approximately $741,000, or approximately 86% of total annual base rent of the property based on leases in place as of November 28, 2014. Lowe’s Foods’ lease expires on June 9, 2029, and there are four 5-year renewal options with escalating rents, which may be exercised at the option of Lowe’s Foods as set forth in the lease. The other tenant leasing at least 2,000 square feet is Kimberly Jo’s Boutique.

Among the items we considered in determining whether to acquire The Landing at Ocean Isle Beach as part of the Kite Portfolio included, but were not limited to, the following:

•	our belief that the property is a high-quality necessity-based shopping center located in a market with strong demographics;
•	the property will add a new state (North Carolina) to our portfolio; and
•	since the property was previously owned by Inland Diversified Real Estate Trust, Inc., our management team is familiar with the shopping center and the market in which it is located.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023 and the approximate rentable square feet represented by the applicable lease expirations at the property.

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Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2014	-	-	-	-
2015	2	2,713	44,421	5.1%
2016	1	2,766	37,341	4.5%
2017	-	-	-	-
2018	-	-	-	-
2019	-	-	-	-
2020	1	1,400	30,184	3.8%
2021	-	-	-	-
2022	1	1,453	20,342	2.7%
2023	-	-	-	-

(1) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	95%	$17.13
2012	95%	$17.09
2011	84%	$17.73
2010	84%	$17.73
2009	79%	$17.64

We believe that the property is suitable for its purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements. There are five and eight competitive shopping centers located within approximately three and five miles of the property, respectively. Within a five mile radius of the property the current population is approximately 14,880 and the average household income within the same radius is over $59,000.

Real estate taxes assessed for the fiscal year ended December 31, 2013, were approximately $26,000. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by a tax rate of 4.4%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of November 24, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	35,958,260.293	357,213,060	33,175,161	324,037,899

Shares sold pursuant to our distribution reinvestment plan:	523,234.521	4,970,728	–	4,970,728

Shares purchased pursuant to our share repurchase program:	(18,205.814)	(171,300)	–	(171,300)
Total:	36,483,289.000	362,212,488	33,175,161	329,037,327
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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